FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2003

El Nino Ventures Inc.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X __

No ____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule.  0-31108

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

El Nino Ventures Inc.

(Registrant)

“Taryn Downing”

Date:   June 25, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

EL NINO VENTURES INC.

2003 ANNUAL GENERAL MEETING

2003 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Financial Statements

Supplemental Mailing List Return Card

The 2003 Annual General Meeting of the shareholders of El Nino Ventures Inc. is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Tuesday, June 17, 2003, at 10:00 a.m.

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, British Columbia, V6M 2A3

Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

EL NINO VENTURES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of El Nino Ventures Inc. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Tuesday June 17, 2003 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended January 31, 2003, and the auditors’ report thereon.

2.	To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.
3.	To appoint Smythe Ratcliffe, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.
4.	To elect Directors for the ensuing year.
5.	To approve, by disinterested shareholders, the amendment(s) to any stock options granted to insiders.
6.	To authorize the Company to enter into private placement transactions which may result in the creation of a new control person.
7.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  CanAlaska Ventures Ltd., Pacific North West Capital Corp. and Freegold Ventures Limited.

8.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 20th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"James G.G. Watt"

James G.G. Watt

President & CEO

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at May 13, 2003 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of EL NINO VENTURES INC. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Tuesday, June 17, 2003, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario M5J 2Y1  Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

RECORD DATE

The Company has set the close of business on May 13, 2003, as the record date (the “Record Date”) for the Meeting.  Only the registered holders of shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least 10 days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue 100,000,000 common shares without par value (the “shares”) of which 3,071,546 shares are issued and outstanding as of the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co. 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	2,011,791	65.5%
Werner Grieder Torre Banco Aliad Suite 10c Calle Ricardo Arias, Panama	401,143	13%
Harry Barr 2303 West 41st Avenue Vancouver, BC	675,299	22%

Notes

(1)

The information as to the shares beneficially owned is not within the knowledge of the Company and accordingly it has been furnished by the respective shareholders (either directly or through public filings by such shareholders pursuant to applicable securities legislation) or has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

STATEMENT OF EXECUTIVE COMPENSATION

BC Form 51-904F – “Statement of Executive Compensation (Previously Form 41)” defines:

“Named Executive Officer” to mean the Chief Executive Officer (“CEO”) (regardless of the amount of compensation of that individual) and each of the Company’s four most highly compensated executive officers, other than the CEO, whose total salary and bonus is $100,000 or more;

“Stock Appreciation Rights” or “SARs” to mean a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

“Long-term Incentive Plan” or “LTIP” to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price of the issuer’s securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

The Company has one Named Executive Officer, being:

-

James Watt, President, CEO, and Director

The aggregate cash compensation paid to the Named Executive Officer during the Company’s fiscal year ended January 31, 2003, was $5,000.

Summary Compensation Table

The compensation for each Named Executive Officer for the Company’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
James Watt	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	5,000 15,000 15,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Consulting fees.

Long Term Incentive Plan

The Company does not have a long-term incentive plan for its named Executive Officers.

Termination of Employment, Change in Responsibilities and Management Contracts

There are no management contracts at this time.

Compensation Committee

The Company does not have a Compensation Committee.  During the financial year ended January 31, 2003 compensation matters were dealt with by the entire Board of Directors.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

Compensation to Directors

During the financial year ended January 31, 2003, $ 5,000 was charged by James Watt, President of the Company and $ 15,000 was charged by Harry Barr, a Director, and $ 3,656 was paid to Taryn Downing for consulting services rendered to the Company.

During the past financial year, no remuneration payments were made, directly or indirectly by the Company pursuant to any existing plan or arrangement to its Directors or senior officers, nor were payments made to such persons for acting in such capacities.

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

STOCK OPTIONS

Options and Stock Appreciation Rights (SARS)

Grants During the Most Recently Completed Financial Year

During the year ended January 31, 2003, no stock options were granted to Directors, officers, consultants, and employees pursuant to the Company’s Stock Option Plan.  As of May 13, 2003 there were 250,000 outstanding options issued under the Company’s Stock Option Plan.

The following Options/SARs were granted to Named Executive Officers in the financial year ended January 31, 2003.

(a)

Options/SARs Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Nil

(b)

Options granted to Directors, non-executive insiders and others in the financial year:

Optionee	Number Of Shares Subject To Option	Date Of Grant	Exercise Price	Date of Expiry
Nil

(c)

Options/SARs exercised by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Exercised	Date Of Grant	Exercise Price	Date Of Expiry
Nil

(d)

Options/SARs cancelled by Directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Cancelled	Date Of Grant	Exercise Price	Date Of Expiry
Nil

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2000, with an annual basic rent of $10,000.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or senior officers of the Company is indebted to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended January 31, 2003.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Ratification of Acts of Directors

Shareholders of the Company will be asked to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3.

Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Smythe Ratcliffe Chartered Accountants, of Vancouver, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

4.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 13, 2003.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years(1)	Director of the Company Since	Shares Beneficially Owned or Controlled(2)
James Watt(3) Canada President & Director	Self-employed businessman; President and Director of El Nino Ventures Inc. (1998-present); and President and Director of Clan Resources Ltd. (1998-present).	1998	51,500
Harry Barr(3) Canada Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1985 – present); President, CEO, & Director of Pacific North West Capital Corp. (1996 – present); President and Director of Freegold Ventures Limited (1985-1999); Chairman and Director of Freegold Ventures Limited. (1999–present); and Director of Cinemage (1998 – present).	1999	675,299
Werner Grieder(3) Panama Director	Self employed businessman.	2000	401,143
Taryn Downing Canada Director	Secretary of CanAlaska Ventures Ltd. (1995-present); Director of CanAlaska Ventures Ltd. (2002-present); Secretary of Pacific North West Capital Corp. (1998–present); Secretary of Freegold Ventures Limited (1995-present) and Director of Freegold Ventures Limited (2003-present).	2000	Nil

Notes:

(1)

The information as to principal occupation has been furnished by the respective individual.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

(3)

Denotes member of the audit committee.

Harry Barr and Taryn Downing are also Directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of the Company owned by CanAlaska Ventures Ltd.

Harry Barr is also the President and a Director of Pacific North West Capital Corp. and as a member of the Board of Directors of such company he will be empowered to vote the shares of the Company owned by Pacific North West Capital Corp.

Harry Barr and Taryn Downing are also Directors of Freegold Ventures Limited and as members of the Board of Directors of such company one of them will be empowered to vote the shares of the Company owned by Freegold Ventures Limited.

5.

Amendment to Previously Granted Incentive Stock Options

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, any amendments to incentive stock options granted to Insiders of the Company, including but not limited to, any changes in the exercise price or expiry date of such incentive stock options.  Any such amendments will also require the prior approval of the TSX Venture Exchange before they may be implemented.

The text of the resolution which is proposed for approval is as follows:

“RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

during the ensuing year, any amendment or amendments to an incentive stock option or options granted to any Insider of the Company be and the same is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement any such amendment or amendments to any incentive stock option or options granted to any Insider of the Company, as may be determined by the Directors in their sole and absolute discretion, and as is acceptable to the TSX Venture Exchange.”

6.

Advance Approval to Potential Creation of a New Control Position

The Company will seek shareholder approval, by ordinary resolution, to the issuance of shares pursuant to any private placement during the ensuing year, whereby such issuance of shares including any shares issued on conversion of a warrant or convertible security forming a part of the private placement, will result in, or is part of a transaction that will result in, the creation of a new control person (as such term is defined in applicable securities laws).

Without shareholder approval to such private placements, the Company may be restricted in its ability to raise funds in the future by way of private placements of its securities.  Any private placement proceeded with by the Company under this advance approval being sought at the Meeting will be subject to the pricing and other policies of the TSX Venture Exchange relating to private placements.

7.

Potential Investments by the Company in Affiliated Companies

CanAlaska Ventures Ltd., Pacific North West Capital Corp. and/or Freegold Ventures Limited are reporting companies which are affiliated with the Company by virtue of these companies each having common Directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies during the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not Directors, senior officers or holders of 10% or more of the outstanding shares of any of CanAlaska Ventures Ltd., Pacific North West Capital Corp. or Freegold Ventures Limited), to permit the Company to invest in any of these three companies so long as such investment, in management’s opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated this 20th day of May, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

“James G.G. Watt”

James G.G. Watt

President & CEO

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

EL NINO VENTURES INC. (the "Company")

To be held at  2303 West 41st Avenue, Vancouver, BC V6M 2A3

on, Tuesday, June 17  2003 at 10:00 a.m.

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, JAMES G.G. WATT, a Director of the Company, or failing this person, HARRY BARR, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of  the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholders were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	Ratification of acts of Directors
2.	To authorize the Directors to fix the auditors' remuneration
3.	Approval to amendments to stock options
4.	Approval to potential creation of a new control person
5.	Approval of potential investments by the Company in affiliated companies

		For	Withhold
6.	To appoint Smythe Ratcliffe, Chartered Accountants as auditors of the Company
7.	To elect as Director, James Watt
8.	To elect as Director, Harry Barr
9.	To elect as Director, Taryn Downing
10.	To elect as Director, Werner Grieder

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

_________________________________________________

Please Print Name:

_________________________________________________

Date:

_________________________________________________

Number of Shares

Represented by Proxy:

_________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS  IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

1.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

1.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

1.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524

SmytheRatcliffe

CHARTERED ACCOUNTANTS

EL NINO VENTURES INC.

(An Exploration Stage Company)

Financial Statements

January 31, 2003 and 2002

(Canadian Dollars)

INDEX

Page

Auditors' Report to the Shareholders

1

Financial Statements

Balance Sheets

2

Statements of Operations

3

Statements of Stockholders' Equity

4-5

Statements of Cash Flows

6

Notes to Financial Statements

7-14

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC  V6C 2G8

SmytheRatcliffe

CHARTERED ACCOUNTANTS

facsimile:  604.688.4675

telephone:  604.687.1231

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF EL NINO VENTURES INC.

(An Exploration Stage Company)

We have audited the balance sheets of El Nino Ventures Inc. (an Exploration Stage Company) as at January 31, 2003 and 2002 and the statements of operations, stockholders' equity and cash flows for each of the three years ended January 31, 2003 and the cumulative totals for the exploration stage operations from February 19, 1988 (inception) through January 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements of El Nino Ventures Inc. (an Exploration Stage Company) from February 19, 1988 (inception) through January 31, 1994 were audited by other auditors who expressed unqualified opinions in their reports.  Our opinion, insofar as it relates to the cumulative totals for exploration stage operations from February 19, 1988 (inception) through January 31, 1994, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and cash flows for each of the three years ended January 31, 2003 and the cumulative totals for the exploration stage operations from February 19, 1988 (inception) through January 31, 2003 in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 10 to the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

March 25, 2003

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as described in note 1 to the financial statements.  Our report to the shareholders dated March 25, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

March 25, 2003

EL NINO VENTURES INC.

(An Exploration Stage Company)

Balance Sheet (note 1)

January 31

(Canadian Dollars)

	2003	2002

Assets

Current
Cash	$28,485	$67,974
Accounts receivable	651	2,733

Total Current Assets	9,136	70,707
Equipment, net (note 4)	543	776

Total Assets	$29,679	$71,483

Liabilities

Current
Accounts payable (note 7(d))	$52,838	$33,097

Commitments (note 9)

Stockholders' Equity (Deficiency) (note 6)

Common Stock, without par value
100,000,000 Shares authorized
3,071,546 (2002 - 3,071,546) shares issued and outstanding	2,827,593	2,827,593
Share Subscription	25,000	0
Deficit Accumulated During the Exploration Stage	(2,875,752)	(2,789,207)

Total Stockholders' Equity (Deficiency)	(23,159)	38,386

Total Liabilities and Stockholder's Equity	$29,679	$71,483

Approved on behalf of the Board:

“Harry Barr”

.......................................................................................  Director

“Taryn Downing”

.......................................................................................  Director

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Operations

For Each of the Three Years Ending January 31, 2003 and Cumulative from Inception to January 31, 2003

(Canadian Dollars)

				Cumulative
				from
				February 19,
				1988
				(Inception)
				Through
	Years Ended January 31,			January 31,
	2003	2002	2001	2003

Expenses
Management fees	$20,000	$30,000	$30,000	$285,054
Office and miscellaneous	19,672	16,895	13,074	339,913
Professional fees	8,954	11,254	12,016	424,404
Stock exchange and transfer
agent fees	12,888	5,658	9,989	122,589
Consulting	13,525	4,376	12,928	378,683
Exploration expenditures	4,831	382	61,687	863,136
Telephone	948	118	433	26,012
Travel, promotion, investor
relations and trade shows	5,939	0	1,369	216,989
Uncollectible loans receivable	0	0	0	288,037
Litigation costs	0	0	0	10,287
Interest and bank charges, net	(445)	(1,696)	(4,923)	(41,276)
Depreciation	233	332	476	7,866

Net (Loss) Before Extraordinary Item	(86,545)	(67,319)	(137,049)	(2,921,694)
Extraordinary Item
Forgiveness of debt	0	0	0	45,942

Net (Loss)	$(86,545)	$(67,319)	$(137,049)	$(2,875,752)

(Loss) Per Share (note 6(b))	$ (0.03)	$ (0.03)	$ (0.05)

Weighted Average Number
of Shares Outstanding	3,071,546	2,679,416	2,664,611

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity (Deficiency)

For the Period from February 19, 1988 (Inception) to January 31, 2003

(Canadian Dollars)

	Common Stock
	(note 6(b))		Share		Total
	Number		Subscriptions		Stockholders'
	of Shares	Amount	Received	Deficit	Equity
Balance, February 19, 1988 (inception)	0	$0	$0	$0	$0
Issue of shares
For cash
Private placement	8	100	0	0	100
Share subscriptions received,
net of issue costs	0	0	39,160	0	39,160
Net loss	0	0	0	(32,113)	(32,113)
Balance, January 31, 1989	8	100	39,160	(32,113)	7,147
Issue of shares			0
For cash
Private placement,
net of issue costs	105,250	110,064	0	0	110,064
For subscriptions previously received	15,583	39,160	(39,160)	0	0
Net loss	0	0	0	(81,172)	(81,172)
Balance, January 31, 1990	120,841	149,324	0	(113,285)	36,039
Issue of shares
For cash	58,333	202,851	0	0	202,851
For property	8,333	8,000	0	0	8,000
Net loss	0	0	0	(239,911)	(239,911)
Balance, January 31, 1991	187,507	360,175	0	(353,196)	6,979
Issue of shares
For cash	6,667	12,000	0	0	12,000
Net loss	0	0	0	(57,761)	(57,761)
Balance, January 31, 1992	194,174	372,175	0	(410,957)	(38,782)
Issue of shares
For debt settlement	19,234	35,871	0	0	35,871
Share subscriptions received, cash	0	0	30,000	0	30,000
Net loss	0	0	0	(58,393)	(58,393)
Balance, January 31, 1993	213,408	408,046	30,000	(469,350)	(31,304)
Share subscriptions received, cash
net of issue costs	0	0	284,600	0	284,600
Net loss	0	0	0	(87,237)	(87,237)
Balance, January 31, 1994	213,408	408,046	314,600	(556,587)	166,059
Issue of shares
For cash and subscriptions
previously received	83,333	224,086	(152,298)	0	71,788
For finder's fees	5,270	10,750	0	0	10,750
For cash subscriptions previously
received	88,777	238,805	(162,302)	0	76,503
Share issue costs	0	0	0	(10,750)	(10,750)
Net loss	0	0	0	(348,385)	(348,385)
Balance, January 31, 1995	390,788	881,687	0	(915,722)	(34,035)
Issue of shares
Exercise of warrants, cash	54,430	111,037	0	0	111,037
For property	29,167	70,000	0	0	70,000
For debt settlement	73,746	132,741	0	0	132,741
Share subscriptions received, cash	0	0	95,500	0	95,500
Net loss	0	0	0	(224,701)	(224,701)
Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity (Deficiency)

For the Period from February 19, 1988 (Inception) to January 31, 2003

(Canadian Dollars)

	Common Stock				Total
	(note 6(b))		Share		Stockholders'
	Number		Subscriptions		Equity
	of Shares	Amount	Received	Deficit	(Deficiency)

Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542
Issue of shares
For cash
Private placement	165,833	418,500	(95,500)	0	323,000
Exercise of options	36,917	141,760	0	0	141,760
Exercise of warrants	26,403	53,863	0	0	53,863
For finders' fee	18,000	54,000	0	0	54,000
For resource property	4,167	13,500	0	0	13,500
Net loss	0	0	0	(801,029)	(801,029)
Balance, January 31, 1997	799,451	1,877,088	0	(1,941,452)	(64,364)
Issue of shares
For cash
Private placement	41,667	100,000	0	0	100,000
Exercise of options	2,083	8,000	0	0	8,000
For settlement of debt	196,206	353,170	0	0	353,170
Net loss	0	0	0	(483,928)	(483,928)
Balance, January 31, 1998	1,039,407	2,338,258	0	(2,425,380)	(87,122)
Cancellation of subscription
receivable	(16,889)	(40,534)	0	0	(40,534)
Net loss	0	0	0	(74,587)	(74,587)
Balance, January 31, 1999	1,022,518	2,297,724	0	(2,499,967)	(202,243)
Issue of shares
For cash
Private placement	1,546,138	324,689	0	0	324,689
For settlement of debt	47,800	86,041	0	0	86,041
Net loss	0	0	0	(84,872)	(84,872)
Balance, January 31, 2000	2,616,456	2,708,454	0	(2,584,839)	123,615
Issue of shares
For resource property (note 5)	100,000	40,000	0	0	40,000
Cancellation of escrow shares	(62,500)	0	0	0	0
Net loss	0	0	0	(137,049)	(137,049)
Balance, January 31, 2001	2,653,956	2,748,454	0	(2,721,888)	26,566
Issue of shares
For cash
Exercise of warrants	417,590	79,139	0	0	79,139
Net loss	0	0	0	(67,319)	(67,319)

Balance, January 31, 2002	3,071,546	2,827,593	0	(2,789,207)	38,386
For cash, private placement	0	0	25,000	0	25,000
Net loss	0	0	0	(86,545)	(86,545)

Balance, January 31, 2003	3,071,546	$2,827,593	$25,000	$(2,875,752)	$(23,159)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Cash Flows

For Each of the Three Years Ending January 31, 2003 and Cumulative from Inception to January 31, 2003

(Canadian Dollars)

				Cumulative
				from
				February 19,
				1988
				(Inception)
				Through
	Years Ended January 31,			January 31,
	2003	2002	2001	2003

Operating Activities
Net loss	$(86,545)	$(67,319)	$(137,049)	$(2,875,752)
Items not involving cash
Exploration expenditures
paid with shares	0	0	40,000	131,500
Loan receivable written off	0	0	0	276,255
Property and equipment written off	0	0	0	1,674
Depreciation	233	332	76	7,866
Finders' fees	0	0	0	64,750
Operating Cash Flow (Outflow)	(86,312)	(66,987)	(96,573)	(2,393,707)

Changes in Non-Cash Working Capital
Accounts receivable	2,082	(1,572)	1,226	11,131
Subscriptions receivable	0	0	0	(40,533)
Prepaid expenses	0	0	0	(11,782)
Accounts payable	19,741	(16,008)	12,312	624,790
	21,823	(17,580)	13,538	583,606
Cash Used in Operating Activities	(64,489)	(84,567)	(83,035)	(1,810,101)

Investing Activities
Proceeds on sale of property and equipment	0	0	0	9,342
Purchase of property and equipment	0	0	0	(19,425)
Cash Provided by (Used in) Investing Activities	0	0	0	(10,083)

Financing Activities
Issuance of shares for cash	0	79,139	0	1,600,560
Share issue costs	0	0	0	(33,276)
Subscriptions received	25,000	0	0	557,641
Loan advances (repayments)	0	0	0	(276,256)
Cash Provided by Financing Activities	25,000	79,139	0	1,848,669

Inflow (Outflow) of Cash	(39,489)	(5,428)	(83,035)	28,485
Cash, Beginning of Year	67,974	73,402	156,437	0

Cash, End of Year	$28,485	$67,974	$73,402	$28,485
Supplemental Cash Flow
Information
Non-cash investing activity
Shares issued for resource property	$0	$0	$40,000	$118,000

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

1.

INCORPORATION, OPERATIONS AND GOING CONCERN

El Nino Ventures Inc. ("the Company") was incorporated on February 19, 1988 in British Columbia.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  Management intends to raise additional capital through share issuances to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies.  These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves, further exploration expenditures will then be capitalized.

(b)

Depreciation

Depreciation of computers is calculated on a declining balance basis at an annual rate of 30%.

(c)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  Diluted loss per share has not been presented as the outstanding stock options and warrants are anti-dilutive.

(d)

Revenue recognition

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Stock-based compensation plans

Effective February 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

(f)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

3.

FINANCIAL INSTRUMENTS

(i)

Fair value

The carrying value of cash, accounts receivable and accounts payable approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is not exposed to significant credit risk due to the insignificant amount of accounts receivable.

4.

EQUIPMENT

	2003
		Accumulated
	Cost	Depreciation	Net

Computers	$1,863	$1,320	$543

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

4.

EQUIPMENT (Continued)

	2002
		Accumulated
	Cost	Depreciation	Net

Computers	$1,863	$1,087	$776

5.

EXPLORATION EXPENDITURES

	2003
	Acquisition	Exploration
	Costs	Expenditures	Total

Sassy Gold Project,
Pogo Area, Alaska	$55,113	$11,787	$66,900

	2002
	Acquisition	Exploration
	Costs	Expenditures	Total

Sassy Gold Project,
Pogo Area, Alaska	$55,113	$6,956	$62,069

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining claims on the Sassy Gold property in Interior Alaska's Tintina Gold Belt.  Under the terms of the lease purchase option agreement with Anglo Alaska Gold Corp. ("Anglo"), the Company must expend the following work commitments on the property:

Calendar year 2000

-  US $10,000 (waived)

Calendar year 2001

-  US $25,000 (waived)

Calendar year 2002

-  US $45,000 (waived)

Calendar year 2003

  and each succeeding

  year during the agreement

-  US $50,000 (waived)

The Company is obligated to issue to Anglo 100,000 common shares in the capital stock of the Company upon execution of the agreement (done) and a further 100,000 common shares upon completion of the First Work program with recommendation for future work.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

5.

EXPLORATION EXPENDITURES (Continued)

The Company will pay a production royalty equal to 3% of the Net Smelter Returns ("NSR") to Anglo of not less than the following minimum royalties:

Agreement date

-

US

 $5,000

(paid)

November 1, 2000

-

US

 $5,000

(paid)

March 1, 2001  *

-

US

 $5,000

(waived)

November 1, 2001 *

-

US

 $5,000

(amended to March 1, 2002 and reduced to US $2,500 - paid)

March 1, 2002 *

-

US

$10,000

(amended to November 1, 2002, refer to amended payment schedule)

November 1, 2002 *

-

US

$10,000

(amended to March 1, 2003 refer to amended payment schedule)

March 1, 2003 and each

  succeeding March 1

  during the agreement

-

US

$20,000

(refer to amended payment schedule)

*

Should the property be optioned to a third party then the original payment shall apply.

Further to an amendment dated February 3, 2003 the production royalty has been amended and reduced as follows:

New Payment Date and Amount

March 1, 2003

$ 1,000

 (paid subsequently)

March 1, 2004

   1,000

March 1, 2005

   5,000

March 1, 2006

   5,000

March 1, 2007

   5,000

March 1, 2008

   5,000

All existing work commitments on the property have been waived and the Company is obligated to complete only the minimum amount of work required by law to keep the property in good standing.

The Company also has the option to purchase one-third of the total NSR (or 1% NSR) from Anglo for US $1,000,000 subject to further TSX Venture Exchange ("TSX") review and acceptance.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

6.

STOCKHOLDERS' EQUITY

(a)

Authorized

  100,000,000  Common voting shares without par value (no additional paid-in capital).

(b)

Effective May 19, 1999 the common stock of the Company was consolidated on a 12 for 1 basis.  After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000.  Prior years' number of share amounts have been restated to reflect this consolidation.

(c)

62,500 common shares issued in a prior year were held in escrow subject to the direction and determination of the TSX Venture Exchange.  The escrow expired during the year ended January 31, 2000 and the shares were cancelled.

(d)

At January 31 the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Shares
		2003	2002

March 17, 2005	$ 0.55	250,000	250,000

(e)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number	Exercise
	of Shares	Price *

Balance outstanding, January 31, 1998 and 1999	80,111	$ 2.61
2000 - Expired	(55,133)	1.92
2000 - Cancelled	(24,978)	3.84

Balance outstanding, January 31, 2000	0	0
2001 - Granted	260,000	0.55
2001 - Cancelled	(10,000)	0.55

Balance outstanding, January 31, 2001,
2002 and 2003	250,000	$ 0.55

*

Weighted average exercise price

(a)

During the year ended January 31, 2001, the Company issued 100,000 common shares at $0.40 per share as part of the consideration for the Pogo Area property (note 5).

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

6.

STOCKHOLDERS' EQUITY (Continued)

(g)

On May 29, 2002, up to a one million unit private placement was announced at a price of $0.15 per unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one additional common share ("warrant shares") of the Company for a period of two years at a price of $0.20 per warrant share.  The Company has yet to determine whether all or a portion of the common shares to be issued will have flow-through privileges attached to them.

7.

RELATED PARTY TRANSACTIONS

(a)

During the year ended January 31, 2003, the Company was charged $20,000 (2002 - $30,000; 2001 - $30,000) for management fees by companies with common directors.

(b)

During the year ended January 31, 2003, the Company paid $3,656 (2002 - $4,376; 2001 - $Nil) for consulting fees to a company controlled by an officer and director.

(c)

During the year ended January 31, 2003 the Company paid $1,150 (2002 - $Nil; 2001 - $Nil) for professional fees to a company controlled by an officer.

(d)

Accounts payable includes $40,500 (2002 - $20,500; 2001 - $35,175) due to companies with common directors.

(e)

During the year ended January 31, 2003, the Company paid basic rent of $10,296 (2002 - $10,296; 2001 - $6,006) to a company controlled by a director.

8.

INCOME TAX LOSSES

The components of the future income tax assets using applicable tax rates are as follows:

	2003	2002

Future income tax assets
Non-capital loss carry-forwards	$445,200	$496,400
Capital loss carry-forwards	74,800	74,800
Unused cumulative Canadian exploration	244,000	244,000
Unused cumulative foreign exploration	26,800	24,800

	790,800	840,000
Less: Valuation allowance	(790,800)	(840,000)

Net future income tax assets	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

8.

INCOME TAX LOSSES (Continued)

The exploration expenses can be carried forward indefinitely to reduce taxable income of future years.  The capital losses may be carried forward indefinitely to apply against capital gains of future years.  The non-capital losses expire commencing in 2004 through 2010 as follows:

2004	$385,000
2005	294,000
2006	94,000
2007	95,000
2008	86,000
2009	67,000
2010	92,000

$1,113,000

9.

COMMITMENTS

By agreement dated July 1, 2000 and amended November 8, 2000, the Company entered into a 5 year lease for premises with a company controlled by a director.  Minimum basic rent commitments are approximately as follows:

2004	$10,000
2005	4,000

$14,000

In addition, the Company is also responsible for its proportionate share of property taxes and operating costs.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended January 31, 2003, 2002 and 2001 and Period from February 19, 1988 (Inception) through January 31, 2003

(Canadian Dollars)

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)

Compensation expense

The Company elected to follow APB 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options.  The exercise prices of all the stock options were at or above the market price of the underlying stock on the date of grant, therefore, no compensation expense was recorded under the intrinsic value method.  Had compensation expense been determined on the basis of the estimated fair values of the options granted in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", net loss under this method would have been increased by $Nil (2002 - $Nil; 2001 - $84,000) or $Nil (2002 - $Nil; 2001 - $0.02) per share.

The fair value of common share options granted in 2001 is $84,000.  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing model, using the following average assumptions:

Dividend yield

0%

Risk-free interest rate

6%

Expected life

5 Years

Expected volatility

95%

(b)

Cumulative financial data

Cumulative financial data from inception to January 31, 2003 has been reported using Canadian generally accepted accounting principles which do not differ materially from amounts determined under U.S. GAAP.

(c)

Recent accounting pronouncements

In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an amendment to SFAS 123".  SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation.  Further, the statement requires disclosure of comparable information for all companies regardless of whether, when or how an entity adopts the preferable, fair value method of accounting.  These disclosures are now required for interim periods in addition to the traditional annual disclosure.  The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted.  The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

SCHEDULE C:

PRESIDENT’S REPORT

El Nino Ventures Inc. (“El Nino”) is continuing to search for a precious metals property, either platinum group metals (primarily platinum, palladium rhodium) or an additional gold property for possible acquisition.

El Nino’s criteria remains very stringent as it seeks a property with not only potential economic value, but also a property that has an excellent infrastructure in its vicinity and as such El Nino is focusing it search on properties located in Canada and/or the United States.

El Nino continues to hold an interest in the Sassy Gold Project, located in the Goodpaster Mining District of Alaska. Sassy lies some 5 km to the north of the Teck-Sumitomo Pogo Deposit.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The first quarter ended April 30, 2003 resulted in a net loss of $86,545 which compares with a loss of $67,319 for the same period in 2002. General and administrative expenses for the period ending April 30, 2003 were $81,714, an increase of $14,777 over the same period in 2002. This increase was mainly due to increased travel and consulting fees for property investigations.  During the first three months, $4,831 was spent on exploration acquisition costs compared to $382 the year before.

El Nino is not engaged in any investor relations contracts.

Liquidity and Capital Resources

Working capital deficit at April 30, 2003 was ($23,702) compared to working capital of $37,610 at January 31  2003.

During the year ended January 31, 2003, the Company announced up to a 1 million unit private placement at a price of $0.15 per unit for gross proceeds of $150,000. As at April 30, 2003, $25,000 was subscribed for.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operation cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

 El NINO VENTURES INC.

JANUARY 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transaction - Current Fiscal Year-To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended January 31, 2003.

NIL

B.

Options Granted During Quarter Ended January 31, 2003.

NIL

Section 3:

A.

Authorized And Issued Share Capital As At January 31, 2003.

Authorized share capital 100,000,000 common shares without par value.  A total of 3,071,546 shares have been issued for a total of $2,827,593.

A.

Outstanding Options As At January 31, 2003.

March 17, 2005	250,000	$0.55

Outstanding Warrants As At January 31, 2003.

NIL

C.

Shares In Escrow Or Subject To Pooling As At January 31, 2003.

 NIL

D.

List Of Directors and Officers As At January 31, 2003.

James G.G. Watt – Director and President

Harry Barr – Director

Werner Grieder - Director

Taryn Downing – Director and Corporate Secretary

Gord Steblin – Chief Financial Officer